Exhibit 21.1

Cinco Resources, Inc.

List of Subsidiaries

Name	Jurisdiction of Formation
Cinco Logistics, LLC	Texas
Sedna Energy, Inc.	Arkansas
Camden Resources, LLC	Delaware
Dernick Resources, LLC	Delaware
Cinco Natural Resources Corporation	Delaware
Cima Resources, Inc.	Delaware
Pathex Petroleum, Inc.	Delaware